BALATON   POWER   INC.
MANAGEMENT DISCUSSION AND ANALYSIS

For the Six-Months ended June 30, 2012

Management Discussion and Analysis of Financial Position and Results of Operation

Date of Report

The following information has been prepared as of August 31, 2012 and should be read in conjunction with the un-audited consolidated financial statements of Balaton Power Inc. (the "Company") for the three-months and six-months ended June 30, 2012, as well as the audited financial statements for the year ended December 31, 2011. Management is responsible for the preparation of the financial statement and this MD&A.

Except for the Company's change from Canadian GAAP to U.S. GAAP as discussed below, the Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in United States dollars unless otherwise indicated. Additional information for the Company may be obtained from www.sedar.com.

FORWARD LOOKING STATEMENTS

Except for historical information the Management Discussion and Analysis may contain forward-looking statements. These statements involve known and unknown facts, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or other achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. Moreover, neither the Company nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company is under no duty to update any of these forward-looking statements after the date of this report. You should not place undue reliance on the forward-looking statements.

Description of Business

The Company has limited operations. The Company has no producing properties and, consequently, has no current operating income or cash flow from its mineral interests. As of the date of this MD&A, the Company has two principle activities:

  the Company entered into an agreement (the "Purchase of Rights Option Agreement") with JAL Exploration Inc. ("JAL") on July 27, 2010 relating to the purchase of the right to enter into an option agreement (the "Option Agreement") with JAL (the "Right") on three mineral rights licences comprising 200 claims and approximately 5,000 hectares located on the east coast of northern Labrador, Canada, known as the Voisey's Bay West Property (the "Voisey's Bay West Property"). On March 4, 2011 the Company exercised the Right and entered into the Option Agreement with JAL on the Voisey's Bay West Property. The Voisey's Bay West Property, the Purchase of Rights Option Agreement, and the Option Agreement are more fully described in the Company's filing on www.sedar.com.

  the Company is seeking approval of the Government of the State of Orissa in India to a revised a Joint Venture Agreement between the Company's wholly owned subsidiary, Continental Resources (USA) Ltd. ("CRL"), and Orissa Mining Corporation ("OMC"), a State Government owned entity of the State of Orissa in India; this agreement relates to the development of the Gandhamardan Bauxite Deposit (the "Gandhamardan Project" or the "Project"). The activities of the Company are dependent on the success of obtaining the approval of the Government of the Sate of Orissa to the revised Joint Venture Agreement. In September 2009 the Company reinstated its 2005 Consortium Agreement with VISA International Ltd. ("VISA") that relates to the Project. The Gandhamardan Project is more fully described in the Company's filings on www.sedar.com.

General Discussion

Voisey's Bay West Project

On July 27, 2010, and as amended March 3, 2011, the Company entered into a purchase of options right agreement (the "Options Right Agreement") with JAL, a private British Columbia company, pursuant to which the Company purchased the right (the "Right") to enter into a subsequent option agreement (the "Option Agreement") and obtain two property options relating to three mineral rights licences comprising 200 claims and approximately 5,000 hectares located on the east coast of north Labrador, Canada (the "Voisey's Bay West Project"). On March 4, 2011, the Company entered into the Option Agreement with JAL and on June 1, 2011, the Company increased its land position at the property as noted below.

Subsequent to June 30, 2012 the Company received notice from JAL on August 1, 2012 that the Company was in default by not making the June 30, 2012 $20,000 payment to JAL per the terms of the restated Option Agreement dated December 21, 2011. The Company entered into a payment arrangement with JAL, which provided an extension of time to be able to pay the June 30, 2012 payment. The arrangement was to pay JAL $10,000 on August 15, 2012 and further agreed to pay the outstanding balance of $10,000 and additional consideration of $5,000 on or before September 11, 2012 which were firm commitments made by the Company to JAL. This payment arrangement was announced in its news release dated August 15, 2012.

Voisey's Bay West Project Agreements

The Right

The Right allowed the Company the opportunity to enter into the Option Agreement, with the Option Agreement providing the Company options to acquire up to an undivided 80% interest in the Property, subject to a 2% NSR. The Company was to pay the purchase price for the Right by:

  paying $30,000 at the signing of the Options Right Agreement, or by no later than July 27, 2010;

  issuing 3,000,000 common shares of the Company (the "Shares") by July 30, 2010;

  paying $30,000 by August 15, 2010;

  paying $40,000 by August 31, 2010;

  spending no less than $150,000 in exploration expenditures on the Voisey's Bay West Project property by December 31, 2010; and

  causing to be prepared a National Instrument 43-101 compliant technical report for the Voisey's Bay West Project property by January 31, 2011; and

  reimbursing JAL for its expenses incurred in the application for the approval of the 2010 work program.

On March 3, 2011, prior to the activities relating to the Options described below, the Company entered into an amended and restated options right agreement (the "Amended and Restated Options Right Agreement") in order to facilitate the Company's election to exercise the Right in accordance with the original Options Right Agreement.

In the Amended and Restated Options Rights Agreement, among other things:

  item 6 above was amended to require that if the Right was not exercised by the Company, then by March 31, 2011 the Company would be required to cause to be drafted a Technical Report for delivery to JAL; and

  the Right's expiry date was extended from February 28, 2011 to March 4, 2011.

On March 4, 2011 the Company elected to exercise the Right by paying JAL $25,000, as required by the election procedure of the Amended and Restated Options Right Agreement. As a result of this election the Company entered into the Option Agreement with JAL.

The Options

As mentioned above, on March 4, 2011 the Company entered into the Option Agreement with JAL whereby the Company may acquire up to an 80% interest in the Voisey's Bay West Project property, subject to a 2% NSR, in up to two phases. In phase one (the "First Option"), the Company would acquire a 55% interest in the Voisey's Bay West Project property by, among other things:

  issuing to JAL, upon entry into the Option Agreement, 3,000,000 Shares;

  paying JAL a total of US$200,000 by December 31, 2013;

  issuing to JAL an additional 9,000,000 Shares by December 31, 2013;

  spending no less than US$4,000,000 in exploration expenditures on the Voisey's Bay West Project property by December 31, 2013;

  upon notice of exercise of the First Option, but by no later than March 31, 2014, issuing an amount of Shares to JAL that is equal to 10% of the then issued and outstanding capital of the Company;

  causing a pre-feasibility report pertaining to the Voisey's Bay West Project property to be prepared by June 30, 2014; and

  causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by February 28, 2012.

Upon entry into the Option Agreement, the Company issued JAL 3,000,000 Shares pursuant to item 1 above.

Once the Company exercised the First Option, it could have then chosen to proceed with phase two (the "Second Option"), whereby the Company would acquire a further 25% interest (for an aggregate 80% interest) in the Voisey's Bay West Project property by, among other things:

  paying JAL a total of US$400,000 by July 31, 2016;

  issuing to JAL an additional 10,000,000 Shares by July 31, 2015;

  upon notice of exercise of the Second Option, but no later than December 31, 2016, issuing to JAL an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;

  causing a feasibility report pertaining to the Voisey's Bay West Project property to be prepared by December 31, 2016; and

  arranging for a semi-carried financing relating to the further development of the Voisey's Bay West Project property by December 31, 2017 and having the funding advanced to JAL by March 31, 2018.

At any time after completion of the First Option, the Company may elect not to acquire any further interest in the Voisey's Bay West Project property and immediately form a joint venture with JAL to further explore and develop the Voisey's Bay West Project property.

Additional Licences

On June 1, 2011 the Company announced the acquisition from JAL of an additional mining licence which has increased the Company's land position under option at the Voisey's Bay West Project property from 200 to 388 claims. This acquisition by the Company has increased the total area of the project from approximately 5,000 hectares to approximately 9,700 hectares.

The Amended Option Agreement

On December 21, 2011 the Company and JAL amended the terms of the Option Agreement (the "Amended Option Agreement"). Pursuant to the terms of the Amended Option Agreement, the conditions for acquiring the first of the two phases of the Options were changed such that the Company may exercise the First Option by, among other things:

  issuing to JAL, upon entry into the Option Agreement, 3,000,000 Shares (this has been completed);

  paying JAL a total of US$240,000 by December 31, 2014;

  issuing to JAL an additional 10,000,000 Shares by December 31, 2014;

  spending no less than US$4,000,000 in exploration expenditures on the Voisey's Bay West Project property by December 31, 2014;

  issuing an amount of Shares to JAL that is equal to 10% of the then issued and outstanding capital of the Company within five business days of such election or deemed election of the First Option, and by no later than March 31, 2015;

  causing a pre-feasibility report pertaining to the Voisey's Bay West Project property to be prepared by June 30, 2015; and

  causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by February 28, 2013.

Once the Company has exercised the First Option, it may then choose to proceed with phase two (the "Second Option"), which was also amended on December 21, 2011, whereby the Company will acquire a further 25% interest (for an aggregate 80% interest) in the Voisey's Bay West Project property by, among other things:

  paying JAL a total of US$400,000 by July 31, 2017;

  issuing to JAL an additional 10,000,000 Shares by July 31, 2016;

  issuing to JAL an amount of Shares equal to 10% of the then issued and outstanding capital of the Company within five business days of the notice of election of the Second Option, and by no later than December 31, 2017;

  causing a feasibility report pertaining to the Voisey's Bay West Project property to be prepared by December 31, 2017; and

  arranging for a semi-carried financing relating to the further development of the Voisey's Bay West Project property by December 31, 2017 and having the funding advanced to JAL by March 31, 2019.

Alec Lenec Memorial

As part of the Amended Option Agreement, the Company and JAL agreed on December 21, 2011 that in the event of one or more deposits being located or discovered on the Voisey's Bay West Project property, the most significant of the deposits will be named the "Alec Deposit", in memory of the late Alec Lenec whose persistence and belief in the Property led to its continued exploration. Also, the parties further agreed that should the Property be commercially mined, the mine itself will be named the "Alec Mine" in further honour of Alec.

Voisey's Bay West Project Property Description

The Voisey's Bay West Project property adjoins the west side of Vale Inco Newfoundland & Labrador Ltd.'s ("Vale Inco's") property (the "Voisey's Bay discovery property") which was purchased from Diamond Fields Resources Inc. and lies between 13.5 and 20 kilometers west of the main Voisey's Bay discovery. The Voisey's Bay West Project property is contiguous and covers an area of approximately 9700 hectares.

According to the publication entitled "Mineral Commodities of Newfoundland and Labrador - Nickel" available on the Government of Newfoundland and Labrador website, the Voisey's Bay discovery property contains "a total resource of 100 million tones grading 1.94% nickel, 1% copper and 0.11% cobalt" (calculated from INCO estimates 2003). According to the Vale Inco news release dated June 11, 2002, within this deposit is the Ovoid deposit which contains "31 million tones of estimated proven reserves" which can be mined using open pit methods and "holds average grades of 2.9% nickel, 1.69% copper and 0.14% cobalt".

The Voisey's Bay West Project property is in part underlain by layered anorthosite of the Nain Plutonic Suite and has been intruded by NW-trending troctolite dykes. Rocks of troctolite composition (the Reid Brook Troctolite Intrusion) are host to the Ni-Cu-Co mineralization on the adjacent Voisey's Bay discovery property.

Between 1995 and 1997 work programs were conducted on the Voisey's Bay West Project property by Polymet Mining Corp. (formerly Fleck Resources Ltd.) and Emerick Resources Corp. (formerly Geocore Exploration Inc., formerly Anvil Resources Ltd.). This work included airphoto and satellite imagery studies, geological mapping, prospecting, geochemical soil and rock surveys, geophysical surveys consisting of ground magnetometer, VLF-EM, Horizontal Loop EM and airborne Dighem V EM surveys, and shallow diamond drilling.

During 1996, a total of 1,347 meters of diamond drilling were completed in shallow holes on the Property. The highest assay interval was from hole VW-1 which assayed, between 78 and 81.5 feet depth, 1844 ppm copper, 4693 ppm nickel, and 323 ppm cobalt.

The potential for the discovery of Voisey's Bay discovery property style of mineralization exists on the Voisey's Bay West Project property based on the following:

  the presence of compositionally-layered anorthosite and troctolite which underlies significant parts of the Voisey's Bay West Project property;

  untested, coincident magnetic and VLF-EM anomalies and other geophysical targets; and

  highly-anomalous copper-nickel-cobalt geochemistry in hole VW-1.

Access to the Voisey's Bay West Project is from Nain, Labrador by float plane or helicopter, with the property being 40 kilometers from Nain by flight.

Gandhamardan Project

In 2002 the Company acquired a 100% interest in CRL. CRL is working with the State of Orissa Government agencies to enter into a revised joint venture agreement with OMC that will provide for the right to explore and develop the Gandhamardan Project. During the period ended June 30, 2012 the Company continued to monitor the progress of the proposed new mining law that when it becomes effective will standardize how the local people are compensated and protected from all mining activities.

The bauxite deposit related to the Gandhamardan Project contains a total historic estimate of 201.2 million tonnes averaging 46.4% Al2O3 and 2.44% SiO2. This resource estimate was calculated prior to the Canadian Institute of Mining and Metallurgy (CIM) Best Practices Guidelines for Estimation of Mineral Resources and Mineral Reserves and National Instrument 43-101 (NI 43-101) and were not performed to CIM standards. The Company has obtained the original data but a qualified person has not done the work necessary to verify the classification of the resource and the company is not treating it as a NI 43-101 defined resource. It is a historic estimate that should not be relied upon. Moreover, there is no guarantee that further work will result in the delineation of the current mineral resources. A NI 43-101 Technical Report (Summary Report Gandhamardan Bauxite Deposit February 9, 2007) prepared by Ernest A. Gallo is available for review on www.sedar.com.

The Company conducted no operations on the Gandhamardan Project during the second quarter of 2012 other than to monitor the progress of the proposed new mining law. There is no assurance that a commercially viable bauxite deposit exists at the Gandhamardan Project site. Further exploration and development, including environmental and economic studies, is required before an evaluation as to the feasibility of the Project can be undertaken.

CRL's efforts with respect to the Project to date are based upon the terms of an agreement with OMC, which has been superseded and replaced by a further agreement between CRL and OMC (the "revised agreement"). The terms of the revised agreement have been accepted by both CRL and OMC, however the revised agreement remains subject to the approval of the State Government of Orissa, India. As of the date of this MD&A, the Orissa State Government has not authorized OMC to execute the final revised agreement.

CRL consultants plan further travel to India as things develop, including the implementation of the proposed new mining law, to continue working with Visa on seeking approval of the Orissa State Government of the revised agreement between CRL and OMC.

There can be no assurance the Orissa State Government will authorize OMC to sign the definitive agreement or sign the definitive agreement on the terms currently prescribed. In the event that OMC does not sign the revised agreement, the Company's interest in the Project would be significantly adversely affected.

Three Months Results of Operations for the interim period ended June 30, 2012

The Company's net loss for the interim three-month period ended June 30, 2012 totaled $80,960 or less than $0.01 per share compared to $45,553, or less than $0.01 per share for the interim three-month period ended June 30, 2011. The Administration & general expenditures for June 30, 2012 was $20,905 compared to $15,870 for the quarter ended June 30, 2011, with the majority of the increase due to miscellaneous costs related to the Voisey's Bay West Project. The professional fees were $52,315 for the quarter ended June 30, 2012 compared to $23,693 for the same period in 2011. The total operating expenses increased when comparing the current quarter to the quarter ended June 30, 2012 due to higher expenditures for professional services related to the preparation of the Annual Information Circular and SEC Form 20F. Interest accrued on the $240,000 debenture debt for the three-months ended June 30, 2012 was $6,000. The Company did not have any outstanding debenture payable during the three-months ended June 30, 2012.

The following is an allocation of the expenditures reported under administrative and general for the three-months ended June 30, 2011 and June 30, 2012.

Category	June 30, 2011	June 30, 2012
Management fees	12,000	13,500
Transfer Agent Fees	1,325	-0-
General Operating	2,535	7,405

Summary of Quarterly Results (unaudited)

The following table provides a summary of the Company's financial statements for the past eight quarters:

	2012		2011				2010
	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
Total Assets	1,021,211	1,012,174	901,065	863,036	788,204	779,844	436,198	459,372
Total Liabilities	798,139	709,879	718,835	629,603	461,722	428,809	426,584	582,220
Convertible Debenture Debt	240,000	240,000	240,000	240,000	240,000	240,000	240,000	-0-
Shareholders' Equity (deficit)	223,072	302,295	182,230	233,433	86,482	111,035	(230,386)	(122,848)
Revenue	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Major Expenses:
Administration & General	20,905	29,042	34,728	32,249	15,860	17,079	78,419	40,512
Consulting fees & commissions	-0-	-0-	-0-	5,000	-0-	-0-	-0-	63,000
Professional fees	52,315	24,893	52,425	21,400	23,693	35,500	69,770	88,223
Stock Based Compensation	1,740	1,740	-0-	67,270	-0-	-0-	-0-	78,257
Net Loss	80,960	61,675	93,153	131,919	45,553	58,579	73,952	269,992
Loss per Common Share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Liquidity

As of the date of this MD&A, the Company has yet to generate any revenue from its business operations.

On June 30, 2012 the Company had $17,040 in cash compared to $52,401 on December 31, 2011. On June 30, 2012 the Company had negative working capital of $748,402 compared to a negative working capital of $640,842 on December 31, 2011. The increase in negative working capital was due to the lower amount of cash on hand coupled with an increase in accounts payable due to on going operations on June 30, 2012.

Total current liabilities of the Company as of June 30, 2012 were $798,139 as compared to $718,835 as of December 31, 2011. The increase in current liabilities is related to an increase in accounts payable for services provided for legal, accounting, auditing and miscellaneous expenses received on the Voisey's Bay West Project.

As of June 30, 2012, the Company had shareholders' equity of $223,072 compared to $182,230 on December 31, 2011. The increase in Company's shareholders' equity is due to the increase in assets through the expenditures made toward the Voisey's Bay West project.

During the quarter ended June 30, 2012 the Company had 500,000 share purchase warrants exercised for aggregate cash proceeds of $15,000.

Subsequent to the quarter ended June 30, 2012 the Company had 2,400,000 share purchase warrants expire on July 25, 2012 with an exercise price of $0.04 and on July 27, 2012 an additional 8,500,000 share purchase warrants expired with an exercise price of $0.03.

Six-Months Results of Operations for the interim period ended June 30, 2012

The following is an allocation of the expenditures reported under administrative and general for the six-months ended June 30, 2011 and June 30, 2012.

Category	June 30, 2011	June 30, 2012
Management fees	24,000	27,000
Transfer Agent Fees	3,272	-0-
Travel	-0-	5,295
Shareholder Relations	-0-	5,225
General Operating	5,667	12,430

Liquidity

As of the date of this MD&A, the Company has yet to generate any revenue from its business operations.

The Company's loss for the six-month period ended June 30, 2012 totaled $142,638 or less than $0.01 per share compared to $104,132 or less than $0.01 per share for the same period ended June 30, 2011. The increase in expenses is primarily related to an increase in both Administration and Professional fees. The Administration & General expenditures increased from $32,939 for the six-month period ended June 30, 2011 to $49,950 for the six-month period June 30, 2012. The increase in professional fees is due primarily to fees associated with the preparation of the 2011 audited financial statements and for the preparation of the SEC Form 20F and the Annual Information Form in British Columbia plus legal fees associated with the Voisey's Bay West project. The professional fees paid for services provided to the Company was $59,193 for the six-month period ended June 30, 2012 compared to $77,208 for the same period in 2011. Interest accrued on the $240,000 debenture debt for the six-months ended June 30, 2012 and June 30, 2011was $12,000 for each period. The Company did not have any outstanding debenture payable during the six-months ended June 30, 2012.

On November 16, 2011 the Company announced that it intended to undertake a non-brokered private placement of up to 6,000,000 units at the price of $0.03 per unit for an aggregate gross proceeds of $180,000 (the "November 2011 Offering"). Each unit will consist of one common share of the Company and one common share purchase warrant of the Company. Each warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of $0.035 for a period of one year from the closing date of the Offering. Up to 3,000,000 of the unit shares were to be designated as Flow-Through Shares for the purposes of the Income Tax Act (Canada), at a price of $0.03 per Flow-Through Share. The Company may pay a finder's fee on funds raised from certain subscribers. The completion of the Offering is subject to the execution of definitive documentation with investors. Insiders of the Company are participating in the private placement. Closing of the private placement is subject to the completion of subscription agreements with the investors. All securities held in connection with the private placement will be subject to a minimum four-month hold period. The funds will be used for exploration and development of the Voisey's Bay West Project property and working capital.

On January 10, 2012, the Company announced an increase to the November 2011 Offering from 6,000,000 units to 34,000,000 units and amended the price from $0.03 per unit to $0.025 per unit, for aggregate proceeds of $850,000. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of $0.035 for a period of 18 months from the closing date of the Offering. Up to 8,000,000 of the unit shares may be designated as Flow-Through Shares for the purposes of the Income Tax Act (Canada).

On March 19, 2012, the Company announced that it closed the previously announced non-brokered private placement and received proceeds of $85,000 from the sale of 3,400,000 Units of the Company. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant is exercisable to purchase one additional common share at an exercise price of $0.035 until September 13, 2013. On June 15, 2012, the Company announced it would not be proceeding with the balance of this private placement.

As of the date of this filing, the Company had outstanding obligations to issue up to an aggregate of 1,800,000 common shares pursuant to stock options at a price ranging from $0.04 to $0.065 per share, and expiring between October 6, 2013 and August 6, 2015. The stock options have all been issued under the Company's share option plan. In addition to the stock options the Company also has outstanding obligations to issue as of the date of this report up to an aggregate of 3,400,000 common shares pursuant to outstanding warrants at a price of $0.035 expiring on September 13, 2013.

During the six months ended June 30, 2012 the Company issued 2,000,000 of its common stock to JAL as per of the terms of the amended Option Agreement dated December 21, 2012.

Share Capital

As of the date of this MD&A, the Company had 143,746,070 issued and outstanding common shares. In addition, the Company had 1,800,000 outstanding stock options exercisable for 1,800,000 common shares at a price range of $0.04 to $0.065 expiring from October 13, 2012 through August 6, 2015. The Company also has 3,400,000 outstanding share purchase warrants to purchase 3,400,000 common shares at a price of $0.035 expiring on September 13, 2013. For further information see Note 4 in the Financial Statements for the quarter ended June 30, 2012.

Subsequent to June 30, 2012 the Board of Directors have approved a share consolidation of the Company's issued and outstanding common shares on the basis of thirty-five (35) pre-consolidation shares for one (1) post-consolidation share, subject to regulatory approval.

Risk Factors

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Only investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment should undertake such an investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position. Please refer to the section entitled "Risk Factors" in the Company's Annual Information Form for the fiscal year ended December 31, 2011, available on SEDAR at www.sedar.com. There have been no significant changes to such risk factors since the date thereof.

Subsequent Events:

Subsequent to June 30, 2012 the Company announced on August 9, 2012 that it intends to undertake a non-brokered private placement of 10-per-cent unsecured convertible debentures in a total principal amount of up to $120,000 (U.S.). The debentures will be due and payable on the date that is two years from the date of issuance. The principal amount of the Debentures is convertible into units of the Company ("Units") at a conversion price of $0.0075 per Unit. Interest accrued will be paid upon repayment of principal or conversion of the Debentures, in cash or Units, at the option of the holder. Each Unit will be comprised of one share and one share purchase warrant ("Warrant") with each Warrant entitling the holder to acquire a further common share of the Company for a term of two (2) years at a price of $0.01 per share. All common shares issuable upon conversion of the Debentures and the Warrants will be subject to applicable hold periods. The proceeds from this placement will be used for the Company's Voisey's Bay West Property in Labrador and for general working capital. The Company may pay finder's fees on funds raised from certain subscribers, subject to regulatory approval and applicable securities laws.

Subsequent to June 30, 2012 the Board of Directors have approved a name change of the Company from Balaton Power Inc. to Bengal Exploration Inc., and a share consolidation of the Company's issued and outstanding common shares on the basis of thirty-five (35) pre-consolidation shares for one (1) post-consolidation share, subject to regulatory approval. The Board of Directors is proceeding with the consolidation on the basis that it will provide the Company with increased flexibility to seek additional financing opportunities and strategic acquisitions. This information was announced on August 9, 2012 through a news release and placed on SEDAR with its other corporate filings.

Subsequent to June 30, 2012 the Company received notice from JAL on August 1, 2012 that the Company was in default by not making the June 30, 2012 $20,000 payment to JAL per the terms of the restated Option Agreement dated December 21, 2011. The Company enters into a payment arrangement with JAL, which provided an extension of time to be able to pay the June 30, 2012 payment. The arrangement was to pay JAL $10,000 on August 15, 2012 and further agreed to pay the outstanding balance of $10,000 and additional consideration of $5,000 on or before September 11, 2012 which were firm commitments made by the Company to JAL. This payment arrangement was announced in its news release dated August 15, 2012.

Subsequent to the quarter ended June 30, 2012 the Company had 2,400,000 share purchase warrants expire on July 25, 2012 with an exercise price of $0.04 and on July 27, 2012 an additional 8,500,000 share purchase warrants expired with an exercise price of $0.03.

Capital Resources

The Company is currently not able to meet its financial commitments as they become due. The Company currently has no source of revenues, and is therefore dependent upon its ability to raise capital to fund its financial commitments. As stated above under the heading Voisey's Bay West Agreements, the Company has specific obligations to JAL to keep the Option Agreement in good standing in order to earn an interest in the project. As noted some of those obligations are due by the end of 2012. Subsequent to the end of the current quarter the Company approved a Convertible Debenture funding program to raise $120,000 to meet the administrative costs of the Company (for further information see Subsequent Events for more detail). Additional funds will be required to meet the financial obligations of the JAL Option Agreement by year-end in order to meet the terms of the Option Agreement. There can be no assurance that the Company will continue to be successful in raising additional capital to meet its current obligations or its future obligations of the Company.

The Board of Directors approved a name change of the Company from Balaton Power Inc. to Bengal Exploration Inc., and a share consolidation of the Company's issued and outstanding common shares on the basis of thirty-five (35) pre-consolidation shares for one (1) post-consolidation share, subject to regulatory approval. The Board of Directors is proceeding with the consolidation on the basis that it will provide the Company with increased flexibility to seek additional financing opportunities and strategic acquisitions.

The Company is dependent on the proceeds of future financings to finance the exploration and potential development for the Voisey's Bay West and Gandhamardan Projects as well as its operations. Further funds will be required to develop the Gandhamardan Project when the revised Joint Venture Agreement has been made effective with OMC and further funds would be required if it is determined to be economical.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

During the three months ended June 30, 2012, the Company borrowed $10,000 from a shareholder/consultant of the Company in order to pay for certain accounting services provided to the Company. As of June 30, 2012, the Company had a payable due to affiliates in the amount of $19,512 (2011 - $9,512). These amounts are unsecured, non-interest bearing and due on demand. As of the date of this report the full amount as of June 30, 2012 remains outstanding.

Fourth Quarter

Not applicable.

Proposed Transactions

As of the date of this report there are no proposed asset or business transactions being considered by the Board of Director or management of the Company.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include allowance for doubtful accounts, accruals of liabilities, rates of amortization, impairment and recoverability of exploration and evaluation assets, amounts of reclamation and environmental obligations, assumptions used to determine the fair value of share-based payment and the recognition of deferred income tax assets. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Changes in Accounting Policies

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles of the United States of America. In previous years, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles to satisfy SEC filing requirements. The conversion from Canadian GAAP to U.S. GAAP has been done in the financial statements presented here. In the years 2008 and before there were no accounting differences in U.S. and Canadian GAAP. There were no accounting differences for the three-months ended June 30, 2012.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and accrued liabilities, loans payable, management fee payable and amounts due to related parties. Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company's current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/US dollar exchange rate remained fairly constant during fiscal year 2012 and also within the period ended June 30, 2012. The Company does not take any steps to hedge against currency fluctuations. In addition, the Company does not anticipate the impact of inflation to be material to the Company in its efforts to both retain and attract partners for its consortium for the development of the Gandhamardan Project. The Indian currency is not expected to have an adverse affect on the Company during the initial phases of negotiating with potential partners or adding members to a consortium for the development of the project in India by CRL.

Other MD&A Requirements

Additional information relating to the Company, including the Company's annual filings, is available on SEDAR at www.sedar.com.